FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of February 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Results of Tender Offer for Shares of Tsubaki Nakashima Co., Ltd.

2.	Nomura Announces Change of Indirect Subsidiary - Acquisition of shares -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 22, 2007	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

Nomura Announces Results of Tender Offer for Shares of

Tsubaki Nakashima Co., Ltd.

Tokyo, February 22, 2007—Nomura Principal Finance Co., Ltd. (“NPF”), a wholly owned subsidiary of Nomura Holdings, Inc. (“NHI”), today announced that TNN Investment Co., Ltd. (the “Tender Offeror”), as the tender offeror with 100% of its shares held by NPF, has completed its acquisition of the common stock and the stock acquisition rights of Tsubaki Nakashima Co., Ltd. (the “Target Company”) as of February 21, 2007.

This tender offer (the “Tender Offer”) was approved at a meeting of NPF’s Board of Executive Officers held on January 22, 2007, and commenced on January 23, 2007.

1. Outline of Tender Offer (as announced on January 22, 2007)

(1)	Trade Name of the Tender Offeror and address of its head office

TNN Investment Co., Ltd.

2-2, Otemachi 2-chome, Chiyoda-ku, Tokyo

(2)	Trade Name of the Target Company

Tsubaki Nakashima Co., Ltd.

(3)	Class of Shares, etc. to be purchased

Common Stock

Stock Acquisition Rights

a.

Stock acquisition rights (the “Series 1 Stock Acquisition Rights”) which were granted pursuant to the resolution of the 100th ordinary general meeting of shareholders held on June 27, 2002, and the resolution of the meeting of the Board of Directors held on March 10, 2003.

b.

Stock acquisition rights (the “Series 2 Stock Acquisition Rights”) which were granted pursuant to the resolution of the 101st ordinary general meeting of shareholders held on June 27, 2003, and the resolution of the meeting of the Board of Directors held on March 8, 2004.

c.

Stock acquisition rights (the “Series 3 Stock Acquisition Rights”) which were granted pursuant to the resolution of the 102nd ordinary general meeting of shareholders held on June 29, 2004, and the resolution of the meeting of the Board of Directors held on February 18, 2005.

d.

Stock acquisition rights (the “Series 4 Stock Acquisition Rights”) which were granted pursuant to the resolution of the 103rd ordinary general meeting of shareholders held on June 29, 2005, and the resolution of the meeting of the Board of Directors held on February 16, 2006.

(4)	Duration of Tender Offer

Tuesday, January 23, 2007, to Wednesday, February 21, 2007 (21 business days)

(5)	Tender Offer Price:	Share Certificates	2,100 yen per share

		Series 1 Stock Acquisition Rights	1 yen per right

		Series 2 Stock Acquisition Rights	1 yen per right

		Series 3 Stock Acquisition Rights	1 yen per right

		Series 4 Stock Acquisition Rights	1 yen per right

2. Results of Tender Offer

(1)	Number of Share Certificates and Other Securities Tendered and Purchased

Type of Certificate	Number of Shares Tendered	Number of Shares Purchased
Share Certificate	48,294,508	48,294,508
Certificate of Stock Acquisition Rights	0	0
Certificate of Bond with Stock Acquisition Rights	—	—
Deposit Receipt for Share Certificates and Other Securities	—	—
Total	48,294,508	48,294,508

(2)	Status of Tender Offer

The Tender Offeror imposed a condition that, if the total number of tendered shares was less than the minimum number of shares planned to be purchased (33,466,527 shares), the Tender Offeror would not purchase any of the tendered shares.

In the actual Tender Offer, the total number of tendered shares exceeded the minimum number of shares planned to be purchased. Accordingly, the Tender Offeror will purchase all of the tendered shares as described in the Notice of the Tender Offer and the Tender Offer Registration Statement.

(3)	Ownership Percentage of Share Certificates and Other Securities as a Result of the Tender Offer

Number of Voting Rights Represented by Share Certificates and Other Securities Owned by Tender Offeror after Tender Offer	482,946	(Ownership Percentage of Share Certificates and Other Securities after Tender Offer: 97.18%)

Total Number of Voting Rights of Shareholders of Target Company	487,788

(Note 1)	“The Total Number of Voting Rights of Shareholders of the Target Company” represents the number of voting rights of all of the shareholders (a whole unit of the shares being 100 shares) as of September 30, 2006, as described in the 105th Semi-Annual Securities Report submitted by the Target Company to the Kanto Local Finance Bureau on December 22, 2006.

(Note 2)	Because shares constituting less than a whole unit and shares relating to the stock acquisition rights for stock options which will be issued or transferred upon exercise of the Series 1 through Series 3 Stock Acquisition Rights of the Target Company prior to the last day of the Tender Offer Period are also subject to the Tender Offer, for the purpose of calculating the “Ownership Percentage of Shares Certificates and Other Securities after Tender Offer,” the “Total Number of Voting Rights of Shareholders of the Target Company” is calculated to be 9,180 units.

This number is calculated by adding 53,911 shares constituting less than a whole unit (excluding treasury shares held by the Target Company), 58,600 mutually-held shares (excluding treasury shares), 1,000 shares which are listed on the shareholders registry under the name of the Target Company but are not effectively held by the Target Company and 8,045 units of voting rights relating to 804,500 shares of the Target Company transferred upon exercise of 1,609 units of Stock Acquisition Rights of the Target Company after October 1, 2006 and prior to the last day of the Tender Offer Period to 487,788 voting rights of the Target Company held by the shareholders described in the 105th Semi-Annual Securities Report of the Target Company.

(Note 3)	“Ownership Percentage of Share Certificates and Other Securities after Tender Offer” is rounded to the nearest hundredth.

(4)	Calculation of Purchase of Shares based on the Pro Rata Method

N/A

(5)	Funds Required for the Tender Offer

101,418 million yen

(6)	Method of Settlement

a.	Name and Location of Head Office of Securities Company or Financial Institution, etc. in Charge of Settlement

Nomura Securities Co., Ltd.

9-1 Nihonbashi 1-chome, Chuo-ku, Tokyo

b.	Commencement Date of Settlement

Friday, March 2, 2007

c.	Method of Settlement

A notice of purchase will be mailed to the address of the applying shareholder (the “Applying Shareholder”) (or the standing proxy in the case of Non-Japanese Shareholders) without delay after the end of the Tender Offer Period. Payment of the purchase price will be made in cash. The Tender Offer Agent will, in accordance with the shareholder’s instructions, remit the purchase price for share certificates or certificates of the stock acquisition rights without delay after the commencement date of settlement to the account designated by the Applying Shareholder (or the standing proxy in the case of Non-Japanese Shareholders) or pay at the head office or branch offices of the Tender Offer Agent.

3. Location at which a copy of the Tender Offer Report is available to public

TNN Investment Co., Ltd.

2-2, Otemachi 2-chome, Chiyoda-ku, Tokyo

Tokyo Stock Exchange, Inc.

2-1, Kabuto-cho, Nihonbashi, Chuo-ku, Tokyo

Osaka Securities Exchange, Co., Ltd.

8-16, Kitahama 1-chome, Chuo-ku, Osaka

4. Outlook

    (Post-Tender Offer Plans)

The Tender Offeror plans to propose implementing, after the completion of the Tender Offer, an exchange of shares (kabushiki kokan) (the “Exchange of Shares”) making the Tender Offeror the parent company and the Target Company its wholly owned subsidiary and to merge with the Target Company thereafter. The ratio of the Exchange of Shares will be calculated based on a comparison of the values of shares of the Tender Offeror and the Target Company after the Tender Offer. In the Exchange of Shares, the number of shares of the Tender Offeror to be provided to each shareholder of the Target Company who did not tender their shares in the Tender Offer (the “Remaining Shareholders”) is planned to be a fractional number constituting less than one share.

As a result, in the Exchange of Shares, the Tender Offeror contemplates providing the Remaining Shareholders, in accordance with applicable laws and regulations, an amount of cash determined by converting the number of shares of the Tender Offeror attributable to each of the Remaining Shareholders into a fractional number and applying the ratio of the fractional shares held by each of the Remaining Shareholders to the aggregate amount of cash that would be obtained from the sale of the total number of fractional shares. Although the amount of cash to be received by the Remaining Shareholders is expected to be based on the purchase price of the Tender Offer, such amount of cash could potentially be different from the price that the Remaining Shareholders would have received if they had tendered their shares in the Tender Offer.

Upon the Exchange of Shares, shareholders of the Target Company, which will become a wholly owned subsidiary, may exercise appraisal rights to require the Target Company to purchase their shares pursuant to legal and regulatory procedures. In this case, the purchase price per share may be different from (a) the purchase price of the Tender Offer and (b) the amount of cash per share of the Target Company provided in the Exchange of Shares. Regarding the tax treatment of the Tender Offer, the provision of cash through the Exchange of Shares and exercise of appraisal rights in respect of the Exchange of Shares, please consult your tax advisor.

At this point, the Tender Offeror plans to implement the Exchange of Shares as described above. However, the Tender Offeror may adopt a different structure having the same effect as the Exchange of Shares, based on any changes to laws, taxes or regulatory frameworks applicable to the Exchange of Shares, or any interpretation by the relevant authorities thereof. In the event that the Tender Offeror may adopt a different transaction structure other than the Exchange of Shares, the Tender Offeror will disclose the details of such structure as soon as it is determined.

(Untendered Stock Acquisition Rights)

In connection with stock acquisition rights of the Target Company which Tender Offer fails to acquire, in order to make the Target Company a wholly owned subsidiary of the Tender Offeror, upon the Exchange of Shares, the Tender Offeror plans to acquire all such stock acquisition rights (for example by acquiring pursuant to the repurchase provisions provided for in the issuance guidelines) and thereby extinguish all such stock acquisition rights.

(Possible delisting of the Target Company’s shares)

After the Tender Offer and a series of subsequent procedures, the shares of the Target Company are planned to be delisted through specified procedures pursuant to the delisting standards of the Tokyo Stock Exchange and the Osaka Securities Exchange.

In addition, if the Exchange of Shares making the Tender Offeror the parent company and the Target Company its wholly owned subsidiary is implemented after the Tender Offer, the shares of the Target Company may be delisted. After the delisting, the shares of the Target Company will not be able to be traded on the Tokyo Stock Exchange and the Osaka Securities Exchange.

Ends

For further information please contact:

Name	Company	Telephone
Hiroshi Imamura	Nomura Securities Co., Ltd.	81-3-3278-0591

Larry Heiman	Corporate Communications Dept.,

Nomura Group Headquarters

Notes to editors:

Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, over 140 branches in Japan, and an international network in 29 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

Nomura Announces Change of Indirect Subsidiary

–Acquisition of shares–

Tokyo, February 22, 2007—Nomura Holdings, Inc. (“NHI”) today announced that Nomura Principal Finance Co., Ltd. (“NPF”), a wholly owned subsidiary of NHI which holds a 100% stake in TNN Investment Co., Ltd. (“TNN”), acquired 97.20 % of the outstanding shares of Tsubaki Nakashima Co., Ltd. (“Tsubaki Nakashima”) through a tender offer conducted by TNN. Accordingly, Tsubaki Nakashima has become an indirect subsidiary of NHI.

1. Outline of Subsidiary

(1)	Trade name:	Nomura Principal Finance Co., Ltd.

(2)	Head office:	2-2, Otemachi 2-chome,
Chiyoda-ku, Tokyo,
Japan

(3)	Representative:	Akira Maruyama, President and CEO

2. Reasons for Change

On January 22, 2007, NPF resolved to acquire the common stock and the stock acquisition rights of Tsubaki Nakashima through a tender offer (the “Tender Offer”) to be conducted by TNN, which is 100% owned by NPF. The Tender Offer commenced on January 23, 2007.

The Tender Offer was completed on February 21, 2007, and the total number of shares and other securities tendered was 48,294,508 . This number exceeded the total minimum number of shares and other securities planned to be purchased (33,466,527). Accordingly, as described in the Notice of the Tender Offer and the Tender Offer Registration Statement, TNN will purchase all of the tendered shares and other securities.

The Tender Offer is part of a management-employee buyout (MEBO)1 by the management and employees of Tsubaki Nakashima.

3. Method of Change (Share Acquisition through the Tender Offer)

(1)	Trade name of Tender Offeror:	TNN Investment Co., Ltd.

(2)	Address of head office:
2-2, Otemachi 2-chome,
Chiyoda-ku, Tokyo,
Japan

(3)	Representative:	Akira Maruyama, Director

[1]

Management-Employee buyout (MEBO) generally means a transaction pursuant to which the management and employees of the target company, jointly with financial investors, purchase shares of the target company.

(4)	Tender offer period:	Tuesday, January 23, 2007, to Wednesday,
February 21, 2007 (21 business days)

(5)	Tender offer price:	Share Certificates	2,100 yen per share
		Series 1 Stock Acquisition Rights	1 yen per right
		Series 2 Stock Acquisition Rights	1 yen per right
		Series 3 Stock Acquisition Rights	1 yen per right
		Series 4 Stock Acquisition Rights	1 yen per right

(6)	Number of tendered shares and other securities and the minimum number of shares and other securities planned to be purchased

Total minimum number of shares and other securities planned to be purchased: 33,466,527 shares (percentage ownership as compared to all outstanding shares: 67.36%)

Total number of tendered shares and other securities: 48,294,508 shares (percentage ownership as compared to all outstanding shares: 97.20%)

Total number of shares and other securities purchased: 48,294,508 shares (percentage ownership as compared to all outstanding shares: 97.20%)

(7)	Funds required for the Tender Offer: 101,418 million yen

4. Outline of Indirect Subsidiary (as of the end of September 2006)

(1)	Trade name:	Tsubaki Nakashima Co., Ltd.

(2)	Representative:	Takanori Kondo, President and Director

(3)	Address of head office:	19 Shakudo, Katsuragi-shi, Nara, Japan

(4)	Date of incorporation:	January 1939

(5)	Main business:	Manufacture and sales of precision ball bearings, precision processing ball bearings, media ball bearings, sending screws, linear guideways, positioning tables, ventilators, and general industrial machinery

(6)	Fiscal year end:	March 31

(7)	Number of employees:	7

(8)	Main operations:	Steel Ball Operating Office (located in Katsuragi-shi, Nara) Precision Machinery Operating Office (located in Yamato Koriyama-shi, Nara) Ventilator Operating Office (located in Sasebo-shi, Nagasaki)

(9)	Net assets:	53,461 million yen

(10)	Total assets:	63,078 million yen

(11)	Net sales:	10,421 million yen

5. Date of Change

Friday, March 2, 2007 (the commencement date of settlement for the Tender Offer)

6. Change in the number of shares owned by TNN prior to and subsequent to the acquisition of the shares of indirect subsidiary

Number of shares owned prior to the acquisition: 100 shares (0.00%)

Number of shares owned subsequent to the acquisition: 48,294,608 shares (97.20%)

(Note)	The percentage of shares owned by TNN is calculated based on 49,683,292 outstanding shares (calculated by deducting 884,991 treasury shares effectively held by Tsubaki Nakashima from the total number of 50,568,283 outstanding shares of Tsubaki Nakashima, as of September 30, 2006).

Ends

For further information please contact:

Name	Company	Telephone
Hiroshi Imamura	Nomura Securities Co., Ltd.	81-3-3278-0591

Larry Heiman	Corporate Communications Dept.,

Nomura Group Headquarters

Notes to editors:

Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, over 140 branches in Japan, and an international network in 29 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.